For Period Ending 4/30/08
File No. 811-08690

Item 77E.  Legal Proceedings

On November 6, 2003, the MassMutual Prime Fund (now known as the MassMutual Premier Money Market Fund), the MassMutual Core Bond Fund (now known as the MassMutual Premier Core Bond Fund) and the MassMutual Balanced Fund (now known as the MassMutual Premier Balanced Fund) were each named as a defendant in an adversary proceeding brought by Enron Corp. (“Enron”), as debtor and debtor-in-possession, in the U.S. Bankruptcy Court for the Southern District of New York, in connection with Enron’s Chapter 11 bankruptcy proceeding (In re Enron Corp.). On October 18, 2005, the MassMutual Short-Term Bond Fund (now known as the MassMutual Premier Short-Duration Bond Fund) and the MassMutual Diversified Bond Fund (now known as the MassMutual Premier Diversified Bond Fund) were named as additional defendants in In re Enron Corp. Enron alleges that the dozens of parties named as defendants, including these Funds and certain affiliates of these Funds and Massachusetts Mutual Life Insurance Company (“MassMutual”), were initial transferees of early redemptions or prepayments of Enron commercial paper made shortly before Enron’s bankruptcy in December 2001, or were parties for whose benefit such redemptions or prepayments were made, or were  immediate or mediate transferees of such redemptions or prepayments. It is alleged that these Funds and the other defendants urged Enron to make these prepayments or redemptions prior to the stated maturity of the commercial paper and contrary to the terms of the commercial paper’s original issuing documents, that the transactions depleted Enron’s estate, and that they had the effect of unfairly preferring the holders of commercial paper at the expense of other general unsecured creditors. Enron seeks to avoid each of these transactions and recover these payments, plus interest and court costs, so that all similarly situated creditors of Enron can equally and ratably share the monies.

While these Funds believe that they have valid defenses to all claims raised by Enron, these Funds cannot predict the outcome of this proceeding. The amounts sought to be recovered from the Money Market Fund, the Balanced Fund, the Core Bond Fund, the Short-Duration Bond Fund and the Diversified Bond Fund, plus interest and Enron’s court costs, are approximately $9.7 million, $5.5 million, $3.2 million, $1.3 million and $890 thousand, respectively. If the proceeding were to be decided in a manner adverse to these Funds, or if these Funds enter into a settlement agreement with Enron, the payment of such judgment or settlement could have a material adverse effect on each Fund’s net asset value. To remove any doubt that the Money Market Fund will be able to maintain a net asset value of $1.00 per share due to this proceeding, the Money Market Fund and MassMutual have entered into an indemnification agreement whereby MassMutual has agreed to indemnify the Money Market Fund, to the extent necessary, in order for the Money Market Fund to maintain a net asset value of $1.00 per share, in the event that any liability is incurred or settlement payment is made by the Money Market Fund in connection with this proceeding.

Item 77O.  Transactions Effected Pursuant to Rule 10f-3

MassMutual Premier Core Bond Fund (Series 1)

On February 28, 2008, Registrant purchased bonds issued by RockTenn Co. having a total par value of $530,000 at a price of 99.3.  The total aggregate purchase price for the bonds amounted to $526,290.  Jefferies & Company, an affiliate of Massachusetts Mutual Life Insurance Company, participated in the underwriting syndicate.  Banc of America Securities LLC was the broker from whom the Fund purchased the bonds.

MassMutual Premier Small Company Opportunities Fund (Series 8)

On December 14, 2007, Registrant purchased 6,900 shares of common stock issued by Intellon Corporation at a price of $6.00 per share, amounting to a $41,400 aggregate purchase price.  Jefferies & Company, an affiliate of Massachusetts Mutual Life Insurance Company, participated in the underwriting syndicate.  Deutsche Bank Securities Inc., Oppenheimer & Company and Piper Jaffray & Company were the brokers from whom the Fund purchased shares.

MassMutual Premier High Yield Fund (Series 11)

On February 28, 2008, Registrant purchased bonds issued by RockTenn Co. having a total par value of $430,000 at a price of 99.3.  The total aggregate purchase price for the bonds amounted to $426,990.  Jefferies & Company, an affiliate of Massachusetts Mutual Life Insurance Company, participated in the underwriting syndicate.  Banc of America Securities LLC was the broker from whom the Fund purchased the bonds.

MassMutual Premier Diversified Bond Fund (Series 17)

On February 28, 2008, Registrant purchased bonds issued by RockTenn Co. having a total par value of $75,000 at a price of 99.3.  The total aggregate purchase price for the bonds amounted to $74,475.  Jefferies & Company, an affiliate of Massachusetts Mutual Life Insurance Company, participated in the underwriting syndicate.  Banc of America Securities LLC was the broker from whom the Fund purchased the bonds.

MassMutual Premier Balanced Fund (Series 20)

On February 28, 2008, Registrant purchased bonds issued by RockTenn Co. having a total par value of $20,000 at a price of 99.3.  The total aggregate purchase price for the bonds amounted to $19,860.  Jefferies & Company, an affiliate of Massachusetts Mutual Life Insurance Company, participated in the underwriting syndicate.  Banc of America Securities LLC was the broker from whom the Fund purchased the bonds.

MassMutual Premier Short-Duration Bond Fund (Series 22)

On February 28, 2008, Registrant purchased bonds issued by RockTenn Co. having a total par value of $175,000 at a price of 99.3.  The total aggregate purchase price for the bonds amounted to $173,775.  Jefferies & Company, an affiliate of Massachusetts Mutual Life Insurance Company, participated in the underwriting syndicate.  Banc of America Securities LLC was the broker from whom the Fund purchased the bonds.

MassMutual Premier Main Street Small Cap Fund (Series 30)

On December 14, 2007, Registrant purchased 2,300 shares of common stock issued by Intellon Corporation at a price of $6.00 per share, amounting to a $13,800 aggregate purchase price.  Jefferies & Company, an affiliate of Massachusetts Mutual Life Insurance Company, participated in the underwriting syndicate.  Deutsche Bank Securities Inc., Oppenheimer & Company and Piper Jaffray & Company were the brokers from whom the Fund purchased shares.